UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund: Separate Account VA YNY

3.	Securities and Exchange Commission File No.: 811-22138

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

440 Mamaronek Avenue

Harrison, NY 10528

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Darin D. Smith

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(319) 355-8330

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

William Berger

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(319) 355-8242

8.	Classification of fund:

☐	Management company;

☒	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company: Not Applicable

☐	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): New York

11.	Provide the name and address of each investment adviser of the fund (including the sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated.

Not applicable. The separate account is organized as a unit investment trust and there is no investment adviser for the separate account.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Transamerica Capital, Inc.

4600 South Syracuse Street, Suite 1100

Denver, CO 80237

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

Transamerica Financial Life Insurance Company

Administrative Office:

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that service as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Names(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage a Merger, Liquidation or Abandonment of Registration?

☐	Yes ☒ No

If Yes, state the date on which the board vote took place:

If No, explain: The separate account is organized as a unit investment trust and does not have a board of directors or trustees. However, the board of directors of the separate account’s depositor, Transamerica Financial Life Insurance Company, approved the merger by resolution on March 25, 2013,

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The separate account is organized as a unit investment trust. Accordingly, no shareholder approval is necessary.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐	Yes ☒ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐	Yes ☐ No

(d)	If No, to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐	Yes ☒ No

All of the separate account’s assets were merged with and into the surviving separate account, Separate Account VA BNY.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None.

(b)	Describe the relationship of each remaining shareholder to the fund:

Not applicable.

19.	Are there any shareholders who have yet received distributions in complete liquidation of their interests?

☐	Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Less than $5,000

(ii)	Accounting expenses: Less than $5,000

(iii)	Other expenses (list and identify separately): N/A

(iv)	Total expenses (sum of lines (I)—(iii) above): Less than $10,000

All expenses relating to the merger were borne by the separate account’s depositor, Transamerica Financial Life Insurance Company. The separate account did not bear any expenses.

(b)	How were those expenses allocated? Not applicable

(c)	Who paid those expenses? Transamerica Financial Life Insurance Company

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the Fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger: Separate Account VA BNY

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-08750

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Due to the nature of the transaction, there is no merger agreement. Attached as Exhibit A is the Board Resolution of the Depositor authorizing the merger.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provided a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section (8)(f)of the Investment Company Act of 1940 on behalf of Separate Account VA YNY, (ii) he or she is the Vice President of Transamerica Financial Life Insurance Company, the depositor of the Separate Account VA YNY and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Darin D. Smith
Darin D. Smith
Vice President
Transamerica Financial
Life Insurance Company

EXHIBIT A

Certification

I, Alison Ryan, being duly appointed Assistant Secretary of Transamerica Financial Life Insurance Company (“TFLIC”), a life insurance company organized and existing under the laws of New York, hereby certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of TFLIC at a Meeting held on March 25, 2013, and said resolutions are still in full force and effect:

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to merge, combine or otherwise reorganize any and/or all of the Company’s separate accounts that support variable insurance products issued by the Company as such officers deem necessary or appropriate for the efficient administration of the separate accounts.

FURTHER RESOLVED, that the appropriate officers of the Company be and they hereby are authorized and instructed to take any and all actions necessary in order to carry out the powers hereby conferred, including but not limited to, the filing of any registration statement and amendments thereto with the Securities and Exchange Commission, the execution of and filing of ay applications for exemption or approval, the execution of any and all required underwriting agreements, state regulatory filings, Blue Sky filings, policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to operate the separate account.

FURTHER RESOLVED, that all prior resolutions and authorizations of the Board of Directors of the Company with respect to the surviving separate accounts remain in full force and effect.

Dated this 16th day of May, 2013.

/s/ Alison Ryan
Alison Ryan
Assistant Secretary